# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Amplitude, Inc., CIK 0001866692
CUSIP: 03213A104
Title of class of securities: Class A Common Stock, $0.00001 par value per share
Address of issuer's principal executive offices: 201 THIRD STREET, SUITE 200, SAN FRANCISCO, California (CA), 94103
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001104659-22-023181
Filed by CIK 0001665603

## Reporting persons
- Battery Ventures XI-A, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,587,632; sole dispositive power 0; shared dispositive power 1,587,632; aggregate amount beneficially owned 1,587,632 (1.6% of the class)
- Battery Ventures XI-B, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 419,490; sole dispositive power 0; shared dispositive power 419,490; aggregate amount beneficially owned 419,490 (0.4% of the class)
- Battery Ventures XI-A Side Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,649,453; sole dispositive power 0; shared dispositive power 1,649,453; aggregate amount beneficially owned 1,649,453 (1.7% of the class)
- Battery Ventures XI-B Side Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 357,671; sole dispositive power 0; shared dispositive power 357,671; aggregate amount beneficially owned 357,671 (0.4% of the class)
- Battery Investment Partners XI, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 73,579; sole dispositive power 0; shared dispositive power 73,579; aggregate amount beneficially owned 73,579 (0.1% of the class)
- Battery Partners XI, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,080,701; sole dispositive power 0; shared dispositive power 2,080,701; aggregate amount beneficially owned 2,080,701 (2.1% of the class)
- Battery Partners XI Side Fund, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,007,124; sole dispositive power 0; shared dispositive power 2,007,124; aggregate amount beneficially owned 2,007,124 (2% of the class)
- Battery Ventures Select Fund I, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 327,766; sole dispositive power 0; shared dispositive power 327,766; aggregate amount beneficially owned 327,766 (0.3% of the class)
- Battery Partners Select Fund I, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 327,766; sole dispositive power 0; shared dispositive power 327,766; aggregate amount beneficially owned 327,766 (0.3% of the class)
- Battery Investment Partners Select Fund I, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 35,713; sole dispositive power 0; shared dispositive power 35,713; aggregate amount beneficially owned 35,713 (0% of the class)
- Battery Partners Select Fund I GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 363,479; sole dispositive power 0; shared dispositive power 363,479; aggregate amount beneficially owned 363,479 (0.4% of the class)
- Neeraj Agrawal: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 214,481; shared voting power 4,451,304; sole dispositive power 214,481; shared dispositive power 4,451,304; aggregate amount beneficially owned 4,665,785 (4.7% of the class)
- Michael M. Brown: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 180,194; shared voting power 4,451,304; sole dispositive power 180,194; shared dispositive power 4,451,304; aggregate amount beneficially owned 4,631,498 (4.7% of the class)
- Morad Elhafed: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 9,469; shared voting power 363,479; sole dispositive power 9,469; shared dispositive power 363,479; aggregate amount beneficially owned 372,948 (0.4% of the class)
- Jesse Feldman: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 69,202; shared voting power 4,451,304; sole dispositive power 69,202; shared dispositive power 4,451,304; aggregate amount beneficially owned 4,520,506 (4.6% of the class)
- Russell L. Fleischer: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 83,227; shared voting power 4,451,304; sole dispositive power 83,227; shared dispositive power 4,451,304; aggregate amount beneficially owned 4,534,531 (4.6% of the class)
- Roger H. Lee: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 71,527; shared voting power 4,451,304; sole dispositive power 71,527; shared dispositive power 4,451,304; aggregate amount beneficially owned 4,522,831 (4.6% of the class)
- Chelsea R. Stoner: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 157,202; shared voting power 4,451,304; sole dispositive power 157,202; shared dispositive power 4,451,304; aggregate amount beneficially owned 4,608,506 (4.7% of the class)
- Dharmesh Thakker: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 4,451,304; sole dispositive power 0; shared dispositive power 4,451,304; aggregate amount beneficially owned 4,451,304 (4.5% of the class)
- Scott R. Tobin: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 71,526; shared voting power 4,451,304; sole dispositive power 71,526; shared dispositive power 4,451,304; aggregate amount beneficially owned 4,522,830 (4.6% of the class)

## Item 1. Issuer
Name of issuer: Amplitude, Inc.
Address of issuer's principal executive offices: 201 THIRD STREET, SUITE 200, SAN FRANCISCO, CA, 94103.

## Item 2. Person Filing
Name of person filing:
The names of the persons filing this report (collectively, the "Reporting Persons") are:

Battery Ventures XI-A, L.P. ("BV11-A")
Battery Ventures XI-B, L.P. ("BV11-B")
Battery Ventures XI-A Side Fund, L.P. ("BV11-A SF")
Battery Ventures XI-B Side Fund, L.P. ("BV11-B SF")
Battery Investment Partners XI, LLC ("BIP11")
Battery Partners XI, LLC ("BP11")
Battery Partners XI Side Fund, LLC ("BP11SF")
Battery Ventures Select Fund I, L.P. ("BV Select I")
Battery Partners Select Fund I, L.P. ("BP Select I")
Battery Investment Partners Select Fund I, L.P. ("BIP Select I")
Battery Partners Select Fund I GP, LLC ("BP Select I GP")
Neeraj Agrawal ("Agrawal")
Michael M. Brown ("Brown")
Morad Elhafed ("Elhafed")
Jesse Feldman ("Feldman")
Russel L. Fleischer ("Fleischer")
Roger H. Lee ("Lee")
Chelsea R. Stoner ("Stoner")
Dharmesh Thakker ("Thakker")
Scott R. Tobin ("Tobin")

The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13G.
Address of principal business office or, if none, residence:
Battery Ventures
One Marina Park Drive
Suite 1100
Boston, MA 02210
Citizenship:
BV11-A Delaware
BV11-B Delaware
BV-11A SF Delaware
BV-11B SF Delaware
BIP11 Delaware
BP11 Delaware
BP11SF Delaware
BV Select I Delaware
BP Select I Delaware
BIP Select I Delaware
BP Select I GP Delaware
Agrawal United States
Brown United States
Elhafed United States
Feldman United States
Fleischer United States
Lee United States
Stoner United States
Thakker United States
Tobin United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Row 9 of each Reporting Person's cover page to this Schedule 13G sets forth the aggregate number of shares of securities of the Issuer beneficially owned by such Reporting Person as of March 31, 2025 and is incorporated by reference.

The Reporting Persons' beneficial ownership of the Issuer's Class A Common Stock consists of (i) 1,587,632 shares of Class A common stock held directly by BV11-A; (ii) 419,490 shares of Class A common stock held directly by BV11-B; (iii) 1,649,453 shares of Class A common stock held directly by BV11-A SF; (iv) 357,671 shares of Class A common stock held directly by BV11-B SF; (v) 73,579 shares of Class A common stock held directly by BIP11; (vi) 327,766 shares of Class A common stock held directly by BV Select I; (vii) 35,713 shares of Class A common stock held directly by BIP Select I; (viii) 214,481 shares of Class A common stock held by Agrawal; (ix) 180,194 shares of Class A common stock held by Brown; (x) 9,469 shares of Class A common stock held by Elhafed; (xi) 69,202 shares of Class A common stock held by Feldman; (xii) 83,227 shares of Class A common stock held by Fleischer; (xiii) 71,527 shares of Class A common stock held by Lee; (xiv) 157,202 shares of Class A common stock held by Stoner; and (xv) 71,526 shares of Class A common stock held by Tobin.

BP11 is the general partner of each of BV11-A and BV11-B and the managing member of BIP11. BP11SF is the general partner of each of BV11-A SF and BV11-B SF. BP Select I is the general partner of BV Select I. BP Select I GP is the general partner of BP Select I and BIP Select I. Agrawal, Brown, Feldman, Fleischer, Lee, Stoner, Thakker and Tobin (collectively the "BV Managing Members" ), as managing members of each of BP11 and BP11SF, share voting and investment authority over the shares held by each of BV11-A, BV11-B, BIP11, BV11-A SF, and BV11-B SF. The BV Managing Members and Elhafed, as managing members of BP Select I GP, share voting and investment authority over the shares held by each of BV Select I and BIP Select I.
Percent of class: Row 11 of each Reporting Person's cover page to this Schedule 13G sets forth the percentages of the shares of securities of the Issuer beneficially owned by such Reporting Person as of March 31, 2025 and is incorporated by reference. The percentage set forth in each row 11 is based upon 98,795,586 shares of Class A common stock outstanding as of May 2, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the "SEC") on May 7, 2025.
Sole power to vote or to direct the vote: Row 5 of each Reporting Person's cover page to this Schedule 13G sets forth the sole power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person as of March 31, 2025 and is incorporated by reference.
Shared power to vote or to direct the vote: Row 6 of each Reporting Person's cover page to this Schedule 13G sets forth the shared power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person as of March 31, 2025 and is incorporated by reference.
Sole power to dispose or to direct the disposition: Row 7 of each Reporting Person's cover page to this Schedule 13G sets forth the sole power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person as of March 31, 2025 and is incorporated by reference.
Shared power to dispose or to direct the disposition: Row 8 of each Reporting Person's cover page to this Schedule 13G sets forth the shared power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person as of March 31, 2025 and is incorporated by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1 Joint Filing Agreement

## Signatures
- Battery Ventures XI-A, L.P.: /s/ Christopher Schiavo, Christopher Schiavo, Attorney-in-Fact (05/15/2025)
- Battery Ventures XI-B, L.P.: /s/ Christopher Schiavo, Christopher Schiavo, Attorney-in-Fact (05/15/2025)
- Battery Ventures XI-A Side Fund, L.P.: /s/ Christopher Schiavo, Christopher Schiavo, Attorney-in-Fact (05/15/2025)
- Battery Ventures XI-B Side Fund, L.P.: /s/ Christopher Schiavo, Christopher Schiavo, Attorney-in-Fact (05/15/2025)
- Battery Investment Partners XI, LLC: /s/ Christopher Schiavo, Christopher Schiavo, Attorney-in-Fact (05/15/2025)
- Battery Partners XI, LLC: /s/ Christopher Schiavo, Christopher Schiavo, Attorney-in-Fact (05/15/2025)
- Battery Partners XI Side Fund, LLC: /s/ Christopher Schiavo, Christopher Schiavo, Attorney-in-Fact (05/15/2025)
- Battery Ventures Select Fund I, L.P.: /s/ Christopher Schiavo, Christopher Schiavo, Attorney-in-Fact (05/15/2025)
- Battery Partners Select Fund I, L.P.: /s/ Christopher Schiavo, Christopher Schiavo, Attorney-in-Fact (05/15/2025)
- Battery Investment Partners Select Fund I, L.P.: /s/ Christopher Schiavo, Christopher Schiavo, Attorney-in-Fact (05/15/2025)
- Battery Partners Select Fund I GP, LLC: /s/ Christopher Schiavo, Christopher Schiavo, Attorney-in-Fact (05/15/2025)
- Neeraj Agrawal: /s/ Christopher Schiavo, Christopher Schiavo, Attorney-in-Fact (05/15/2025)
- Michael M. Brown: /s/ Christopher Schiavo, Christopher Schiavo, Attorney-in-Fact (05/15/2025)
- Morad Elhafed: /s/ Christopher Schiavo, Christopher Schiavo, Attorney-in-Fact (05/15/2025)
- Jesse Feldman: /s/ Christopher Schiavo, Christopher Schiavo, Attorney-in-Fact (05/15/2025)
- Russell L. Fleischer: /s/ Christopher Schiavo, Christopher Schiavo, Attorney-in-Fact (05/15/2025)
- Roger H. Lee: /s/ Christopher Schiavo, Christopher Schiavo, Attorney-in-Fact (05/15/2025)
- Chelsea R. Stoner: /s/ Christopher Schiavo, Christopher Schiavo, Attorney-in-Fact (05/15/2025)
- Dharmesh Thakker: /s/ Christopher Schiavo, Christopher Schiavo, Attorney-in-Fact (05/15/2025)
- Scott R. Tobin: /s/ Christopher Schiavo, Christopher Schiavo, Attorney-in-Fact (05/15/2025)